Exhibit 107

Calculation of Filing Fee Tables

Schedule 13E-3

(Form Type)

Mymetics Corporation

(Name of the Issuer and Name of Person Filing Statement)

Table 1 – Transaction Value

	Transaction Valuation		Fee Rate	Amount of Filing Fee
Fees to Be Paid	$1,937	(1)	$0.0001476	$0.29	(2)
Fees Previously Paid	—			—
Total Transaction Valuation	$1,937
Total Fees Due for Filing				$0.29
Total Fees Previously Paid				—
Total Fee Offsets				—
Net Fee Due				$0.29

(1)

For purposes of calculating the fee only. This amount assumes the aggregate cash payment of $1,937 by the Company in lieu of issuing fractional shares immediately following the 2,000–for–1 reverse stock split to holders who will receive cash in lieu of any fractional share of the Company’s common stock that such holder would otherwise be entitled to receive in connection with the reverse stock split (such shareholders being collectively referred to hereinafter as the “Fractional Shareholders”). The aggregate cash payment is equal to the product of the price of $0.0023 per pre–split share and 842,086 pre–split shares, the estimated aggregate number of shares of common stock held by the Fractional Shareholders.

(2)	The filing fee was calculated in accordance with Rule 0-11(b) under the Exchange Act by multiplying the assumed Transaction Valuation by the Fee Rate.